UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the semiannual fiscal period ended June 30, 2022

CERES COIN LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3602143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

C/O CM Solutions LLC, 332 S. Michigan Ave., Suite #121-F7 , Chicago, IL 606045
(Full mailing address of principal executive offices)

331-276-2561
(Issuer’s telephone number, including area code)

Coins and Tokens of the Company
(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “CERES,” “we,” “us” “our” or “the company” refers to CERES Coin, LLC, a Delaware limited liability company.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

In the United States, the use and possession of cannabis is illegal under federal law for any purpose pursuant to the Controlled Substances Act of 1970 (CSA). Under the CSA, cannabis is classified as a Schedule I substance, determined to have a high potential for abuse and no accepted medical use – thereby prohibiting even medical use of the drug. However, at the state level policies regarding the medical and recreational use of cannabis vary greatly, and in many states conflict significantly with federal law. California was the first state to legalize medical marijuana in 1996. Since then, the medical use of cannabis has been legalized in 40 states and the District of Columbia. The recreational or adult-use of cannabis has been approved in DC and 23 states. This conflict between state and federal laws has manifested itself in the in the difficulties for financial institutions providing banking services to the industry. CERES was created in 2017 to address these issues.

CERES, is a veteran owned Delaware LLC, with its headquarters located in Illinois. CERES provides a proprietary blockchain network and digital assets for conducting transactions in the cannabis space, which is a highly regulated but underbanked industry. CERES intends to provide these services to cannabis operators through its CERES blockchain transaction network.

The company intends to generate revenues from multiple channels including transactional fees that are earned on CERES Coin usage by varying parties over the CERES Network. CERES has created a permissioned blockchain based transaction network that utilizes stable digital currency, CERES Coin, as the medium of exchange on the CERES Network. CERES Coin has built-in, transparent compliance tools that address fee and regulatory issues concerning operators, financial institutions, tax authorities and regulators in real-time all along the transaction chain. CERES proprietary blockchain protocols also provide KYC, AML, BSA, SAR Narratives and tax compliance in legal cannabis and others highly regulated industries. Furthermore, CERES Coin is a “stable coin” that correlates 1:1 (CERES Coin: USD$) which is the centerpiece of the network. CERES Coin serves as a compliant, transparent store of value and medium of exchange on the CERES Network which can track the chain of custody, and all information associated with each transaction throughout the entire seed-to-sale lifecycle.

•	CERES Coin enables a frictionless transaction system for the legal cannabis industry and beyond.
•	CERES Coin provides “seed to sale” tracking wherein all network transactions posted to the patented, secure CERES blockchain network are instantaneously available to all authorized users of the CERES Network.
•	CERES Coin blockchain solution is an ideal mechanism in which the U.S. cannabis industry can transparently capture the history of cannabis through the entire supply chain, ultimately ensuring consumer safety while exerting regulatory control from “seed to sale.”
•	CERES Coin will allow for real time remittance of all taxes and fees while providing real time data and analytics to all interested and authorized users on the CERES network. And because CERES Coin is a regulated security, it can easily be used for universal transactions.

Beginning in Q2 2022, CERES began discussions with a publicly traded, Cannabis Multi State Operator (MSO) to integrate its payment system into their operations so that this MSO could utilize CERES Coin as the primary payment system for all their operations. No agreement has been signed yet. In April 2023, CERES signed an Independent Contractor Services Agreement with Columbia Care Inc., a publicly traded MSO. Columbia Care agreed to pay CERES $30,000 per month for the following:

•	Consulting services / platform exploration specifically around potential fintech solutions in Blockchain
•	Consulting with Columbia Care’s technology and innovation teams to explore the viability of a customer facing application.
•	Consulting with Columbia Care’s finance team to help determine solution viability.
•	Consulting with Columbia Care’s compliance teams to understand potential regulatory and corporate compliance hurdles.
•	Such other specific services as may be agreed between the parties from time to time.

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In addition to the Consulting Agreement, CERES is also exploring other relationships with established entities in the cannabis space that are in search of payment system solutions via the company’s CERES Coin stablecoin.

CERES Tokens and CERES Coins

The Board intends to issue both CERES Tokens and CERES Coins

•	CERES Tokens are equity securities that allow investors to participate in the revenues generated by the Company’s blockchain transaction business.
•	CERES Coins are debt securities which serve centerpiece of the Company’s blockchain transaction network.

Development Stage Company:

The company was formed as a Delaware limited liability company in November of 2017. Since inception CERES became one of the few digital asset companies to gain SEC approval for qualification for exemption from registration under Regulation A of JOBs Act. The normal process to a Regulation A filing us 2-3 months. It tok CERES 2 years, 3months, and 11 days from initial filing to notice of approval. During that time CERES answered over 250 comments from the SEC. The company’s proposed and limited levels of operations are subject to all business risks associated with new enterprises. The likelihood of the company’s success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of business operations, many of which are beyond the control of the company and its management. Accordingly, there is a significant possibility that the company could sustain one or more significant losses in the future, and there can be no assurances that the company will operate profitably.

Results of Operations

For the six-month period ended June 30, 2022 (“Interim 2022”) and the six-month period ended June 30, 2021 (“Interim 2021”), the company has had no revenues.

Total operating expenses for the Interim 2022 decreased to $43,648 from $81,507 in Interim 2021. For Interim 2022, the company incurred $15,525 in professional fees compared to $49,784 in Interim 2021. The increase in professional fees was primarily related to decrease in legal fees.

 As a result of the foregoing, the company generated a net loss for Interim 2022 and Interim 2021 of $43,648 and $81,507 respectively.

Liquidity and Capital Resources

As of June 30, 2022, the company’s cash and cash equivalents was $5,274.

Currently, the company is not generating a profit. Accordingly, since inception CERES has relied upon the cash from investors purchasing its private investment agreements, friends and family, CMS investors, and management.   The company plans to continue to try to raise additional capital through new offerings under Regulation A, as well as joint venture agreements. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Indebtedness

During the year of formation, 2018, the company borrowed $230,000 from four unrelated lenders. The borrowings were structured pursuant to a private investment agreement. The borrowings are unsecured. The creditors have the option of being repaid in cash or upon a qualified financing event may convert their loans to tokens issued by the Company in a ratio stipulated by the private investment agreement offering circular.

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For the six month period ending June 30, 2022 and the one year ended December 31, 2021, there were no incurrences of new debt.

ITEM 2. OTHER INFOMRATION

None.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report on Special Form 1-K for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

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CERES Coin LLC

Financial Statements

Six Month Period Ended June 30 2022 and June 30, 2021

(unaudited)

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CERES Coin LLC

Balance Sheet

June 30, 2022 and December 31, 2021

(Unaudited)

	6/30/2022	12/31/2021

ASSETS
Current Assets
Cash	$5,274	$13,418
Total Current Assets	$5,274	$13,418
Total Assets	$5,274	$13,418

LIABILITIES
Current Liabilities
Accounts Payable	$16,263	$59,701
Accrued expenses due to Related Parties (Note 3)	497,315	418,373
Private Investment Agreements	230,000	230,000
Total Current Liabilities	$743,578	$708,074
TOTAL Liabilities	$743,578	708,074

MEMBER'S DEFICIT
Total Member's Deficit	$(738,304)	$(694,656)

TOTAL LIABILITIES & MEMBER'S DEFICIT	$5,274	$13,418

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CERES Coin LLC

Statement of Operations

Six Month Period Ended June 30 2022 and June 30, 2021

(unaudited)

	6/30/2022	6/30/2021
REVENUES
TOTAL REVENUES	$-	$-

OPERATING EXPENSES
General and Administrative, related party (Note 3)	27,293	81,507
Research and Development (Note 6)	16,355	-
TOTAL OPERATING EXPENSES	$43,648	$81,507

OPERATING LOSS	$(43,648)	$(81,507)

NET LOSS	$(43,648)	$(81,507)

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CERES Coin LLC

Statements of Member Deficits

Six Months Period Ended June 30, 2022 and June 30 2021

(Unaudited)

Balance at December 31, 2019	(229,950)

Net Loss	(37,054)
Balance at June 30, 2020	$(267,004)

Net Loss	(16,649)
Balance at December 31, 2020	$(283,653)

Net Loss	(81,507)
Balance at June 30, 2021	$(365,160)

Net Loss	(329,496)
Balance at December 31, 2021	$(694,656)

Net Loss	(43,648)
Balance at June 30, 2022	$(738,304)

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 CERES Coin LLC

Statements of Cash Flows

Six Months Period Ended June 30, 2022 and June 30 2021

(Unaudited)

	6/30/2022	6/30/2021

Cash flows from operating activities
Net Loss	$(43,648)	$(81,507)
Adjustments to reconcile net loss to net
cash used in operating activities
Changes in operating liabilities
Decrease in Accounts Payable	(43,438)	-
Increase in Accrued expenses due to Related Parties (Note 3)	78,942	94,420

Net cash used in operating activites	$(8,144)	$12,913

Cash flows from financing activities
Advances to related party		$-
Net cash provided by financing activities	$-	$-

Net increase in cash	$(8,144)	$12,913
Cash at beginning of period	13,418	2,123
Cash at end of period	$5,274	$15,036

Cash Paid for Interest	$134	$4

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CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Six Months Ended June 30, 2022 and June 30, 2021

1. BACKGROUND AND DESCRIPTION OF BUSINESS

CERES Coin LLC (the Company) was incorporated on November 13, 2017 in the state of Delaware as a limited liability corporation. The Company is a single member, manager managed, Limited Liability Company. The term of the Company is perpetual.

The Company has headquarters in Chicago, IL. The Company’s first line of business will provide loans to businesses primarily in the legal cannabis industry. Through single purpose entities, the Company anticipates making mid-term (i.e. 3-7 yr.), asset backed (primarily real estate backed), interest-bearing loans to cannabis growers, producers and retailers as well as landlord’s seeking to develop and lease property to such persons. Further, while the Company may lend to such borrowers for any working capital purposes, it is intended that the Company will initially focus on making Loans for the purpose of funding the initial acquisition/leasing/build-out costs related to grow-house/cultivation/production facilities.

The Company’s second line of business will be the implementation of a blockchain based transaction framework, and related form of cryptocurrency, designed to facilitate transactions related to, and to ease regulatory verification of, the growth, processing and sale of cannabis in the states/territories in which such sale is legal. Specifically, the Company believes that the use of the blockchain based framework will alleviate the highly fragmented cannabis market by both: (a) establishing a common transaction system and a common form of payment, which industry providers and purchasers can use to facilitate transactions, and (b) creating an immutable ledger of industry transactions which will ease transaction verification by regulators. In addition, the Company anticipates that the framework will allow for the creation and utilization of smart contract solutions between parties (e.g. growers, retailers, customers, etc.) which will permit the automatic recording and facilitating the exchange of goods, services, and private data. The Company anticipates earning a transaction fee each time the crypto currency is used in a transaction where goods or services are exchanged.

As of the date of these financial statements, the Company has not yet commenced principal operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for Presentation: The accounting records and the accompanying financial statements have been maintained and prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are in full compliance with such standards.

Going Concern: The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which necessarily contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the Company’s activities. The Company's ability to continue as a going concern is also contingent upon its ability to raise capital. The Company has incurred significant expenses since its inception, much of which remains unpaid, without having generated any revenues from business operations during such period. As a result, a significant capital infusion is necessary to pay such expenses and to make the Company viable. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. It should also be noted that the financial statements provided herein do not include any adjustment(s) that might be necessary should the Company be unable to continue as a going concern.

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CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Six Months Ended June 30, 2022 and June 30, 2021

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company’s cash balances at financial institutions may exceed Federal Insurance Corporation limits at times. Management does not believe this presents a significant risk to the Company.

Revenue Recognition: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, provides more useful information to users of the financial statements through improved disclosure requirements, and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The Company’s revenues that come from interest income on loans are outside the scope of ASC 606. The Company’s services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 include transaction fees from the use of CERES Coins. As the Company has not generated revenues to date, the adoption of this ASU does not have an impact on our financial statements.

Upon generation of revenues, the Company intends to account for its revenues and expenses as follows, by product line:

•	Coin transaction fees: the Company intends to account for 100% of coin transaction fees generated from the exchange of Coins through the network as revenue. After deducting operating expenses related to this product line, 20% of the net coin transaction fees will be paid to the Token holders. The remaining 80% of net coin transaction fees will be split between Ceres Coin LLC and the coin holders per formulae specified in the coin rights agreement. Distributed net coin transaction fee revenue to both Token holders and coin holders will be accounted for as interest expense.
•	Interest income on loans: the Company intends to account for 100% of loan interest income as revenue. After deducting operating expenses related to this product line, 80% of the net loan interest income will be paid to the Token holders. The remaining 20% of net loan interest income will be retained by Ceres Coin LLC. Distributed net loan interest income to Token holders will be accounted for as interest expense.

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CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Six Months Ended June 30, 2022 and June 30, 2021

Income Taxes: The Company is a single member Limited Liability Company and is treated as a disregarded entity for federal tax purposes. Accordingly, the member is taxed individually on the Company’s income or losses. Therefore, the financial statements do not reflect a provision for income taxes. The Company accounts for the effect of any uncertain tax positions based on a "more likely than not'' threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

Cryptocurrency: The Company’s blockchain based framework establishes two cryptocurrencies, CERES Coins and CERES Tokens. Coins and tokens have been coded but as of June 30, 2022 none have been issued.

When a purchaser buys a CERES Coin, the Company anticipates collecting a transaction fee from the proceeds and placing the remaining proceeds in an escrow account which is treated as a liability by the Company until the coins are redeemed by the purchaser at which point the proceeds, less transaction fees, will be returned to the purchaser. Other than the exchange of CERES Coins for proceeds held in escrow, the purchasers of CERES Coins have no additional rights or obligations from the Company.

When a purchaser buys a CERES Token, the Company anticipates using the proceeds to issue loans to third parties and to build out the blockchain framework.

The rights of the Token holders will be expressly limited to the specific distribution and voting rights discussed in the Offering Circular and Token Rights Agreements. Without limiting the generality of the foregoing, it should be noted that the holders of the Token will NOT have, or otherwise be entitled to: 1) any “preemptive rights,” “drag-along rights,” “tag-along rights,” or similar rights which the holders of other equity interests of the Company may now or hereafter have; and/or 2) except to the limited extent noted below, any vote (or any other say) on any matter regarding the Company or its Business.

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CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Six Months Ended June 30, 2022 and June 30, 2021

In terms of voting rights, the Token holders will only have the right to vote on Major Loan Actions (as defined in the Token Rights Agreements) and to approve/disapprove certain amendments to the Token Rights Agreement. Except for the foregoing, a Token holder will not be entitled to any vote (or any other say) on any matter regarding the Company or its Business.

In terms of distribution rights The holders of the Tokens, as a group, will be entitled to receive:   1) eighty percent (80%) of the total net revenues (if any) actually received by the Company (whether directly or indirectly) from the Loan Business in perpetuity; and 2) twenty percent (20%) of the total net revenues (if any) actually received by the Company (whether directly or indirectly) from the Blockchain Business in perpetuity.  Such amounts payable to the holders of the Tokens pursuant to the foregoing will be promptly paid, annually, in cash, to the respective Token holders to the extent of positive net revenues actually received by the Company (whether directly or indirectly) from the Loan Business and the Blockchain Business, as applicable; and distributed to and among the respective Token holders pari-passu and pro-rata.

In the event of a Liquidation of the Blockchain Business and/or the Loan Business which occurs after the first sale of a Token, the then holders of the Tokens, as a group, will be entitled to receive a certain portion of the net proceeds received by the Company in connection with the same.

New Accounting Pronouncements: Due to the Company’s limited activity the Company expects that any accounting pronouncements, either in the adoption phase or not yet required to be adopted, are not likely to have a significant impact on the Company’s financial position or results of operations.

3. RELATED PARTIES

During the six months ended June 30, 2022, the Company paid $2,177 to CoolMellon LLC and received cash advances of $28,000 from CoolMellon LLC. Ceres Coin LLC also paid $319 in vendor invoices on behalf of CoolMellon LLC. Ceres Coin has invoiced CoolMellon LLC for these charges, resulting in the recognition of accounts receivable.

During the six months ended June 30, 2022, the Company paid $500 to CM Solutions LLC and received cash advances of $54,966 from CM Solutions LLC. Ceres Coin LLC also paid $1,026 in vendor invoices on behalf of CM Solutions LLC. Ceres Coin has invoiced CM Solutions LLC for these charges, resulting in the recognition of accounts receivable.

At June 30, 2022, Ceres Coin LLC owed CM Solutions LLC $261,689 and owed $294,658 to CoolMellon LLC.

At December 31, 2021, Ceres Coin LLC owed CM Solutions LLC $208,249 and owed $210,155 to CoolMellon LLC.

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CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Six Months Ended June 30, 2022 and June 30, 2021

4. Private Investment Agreements

In February 2018, the Company authorized the issuance and sale of up to $20,000,000 worth of Private Investment Agreements (PIA) to accredited investors. The PIA’s are unsecured and noninterest bearing. Proceeds from the PIA’s are to be used to issue loans to third parties. The PIA investors, as a group, will be entitled to receive 80% of the proceeds, net of repayment of principal (PIA loan net income), generated by the loans. The amounts due to the PIA investors from loan net income will be recorded as liabilities and will be distributed semi-annually to the holders pari passu and pro rata.

The PIA’s are redeemable for cash and, if the Company opens a qualified offering, includes a mandatory one-time option to convert their respective investment into cash or CERES Tokens. If the PIA is converted into cash, the cash conversion payment consisting of the PIA purchase price plus the PIA’s pro rata portion of unpaid PIA loan net income as of the conversion date is payable in cash to the investor in equal quarterly installments over the one-year period immediately following the conversion date. If a PIA is converted into CERES Tokens, the PIA is converted under the following formula: Total dollar amount invested in the PIA divided by the initial CERES Token price multiplied by 80%.

5. CM SOLUTIONS LLC UNSECURED REVOLVING PROMISSORY NOTE

On January 1, 2019 the company signed an unsecured revolving promissory note with CM Solutions, LLC, the company’s sole owner, to cover up to $500,000 at an interest rate of 5.00% per annum. The note matured at the earlier of (a) December 31, 2020 or (b) the closing date of a Qualified Financing event.  As a qualifying financing event has not occurred, the note has expired each December 31st thereafter and been subsequently renewed on the following January 1st using identical terms.  As of June 30, 2022 and 2021, no balances were outstanding under the unsecured revolving promissory note.

6. RESEARCH AND DEVELOPMENT – SOFTWARE

During the six months ended June 30, 2022, $16,355 was charged to expense for software development costs. During the six months ended June 30, 2021, $25,380 was charged to expense for software development costs.

7. SUBSEQUENT EVENTS

Related Party Transactions. During the six months ended December 31, 2022, the company received cash advances from CM Solutions LLC in the amount of $169 and made cash advances to CM Solutions LLC ijn the amount of $5,165. In addition, Ceres Coin LLC paid expenses on behalf of CM Solutions LLC and CoolMellon LLC in the amounts of $530 and $635, respectively. These amounts were invoiced to those entities, resulting in the recognition of accounts receivable.

During the nine months ended September 30, 2023, the company received cash advances from CM Solutions LLC in the amount of $53,000 and made cash advances to CM Solutions LLC in the amount of $129,592. In addition, Ceres Coin LLC paid expenses on behalf of CM Solutions LLC and CoolMellon LLC in the amounts of $844 and $535, respectively. These amounts were invoiced to those entities, resulting in the recognition of accounts receivable.

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CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Six Months Ended June 30, 2022 and June 30, 2021

Token Sale. On October 11, 2022, the Company sold 25,000 tokens to an unaffiliated investor. Proceeds on this transaction were $25,000

Multi-State Operator Agreement.  On April 1, 2023 the Company entered into a contractor service agreement with a multi-state operator (MSO) in the cannabis industry.  The MSO agreed to pay the Company $30,000.00 per month to perform financial consulting and technology solutions consulting services.  The term of the contract is 12 months.  Either party may terminate the agreement by providing 30 days’ advance notice.

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ITEM 8.  EXHIBITS

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Exhibit

2.A.1*	Certificate of Formation of the issuer, filed November 13, 2017
2.A.2*	Certificate of Formation of CM Solutions LLC (f/k/a “CM Warehouse Solutions”), filed March 3, 2016
2.A.3*	Certificate of Filing of CoolMellon, LLC filed September 8, 2014
2.A.4*	Certificate of Amendment of CM Solutions LLC, filed June 15, 2017
2.B.1*	Operating Agreement of the issuer, effective as of November 15, 2017
2.B.2*	Limited Liability Company Agreement of CM Solutions LLC, effective as of April 8, 2018
2.B.3*	Limited Liability Company Agreement of CoolMellon, LLC, effective as of September 8, 2014
3.A*	Token Rights Agreement
3.B*	Coin Rights Agreement
3.C*	Form of previously issued “Private Investment Agreements”
4.A*	Form of Subscription Agreement
6.A*	Unsecured Promissory Note
6.B	Consulting Agreement
*	Filed as an exhibit to the Company’s offering statement on Form 1-A and incorporated by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 19, 2023.

CERES COIN LLC

By:	/s/ Charlie Uchill
Charlie Uchill, Manager, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer

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